

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

November 30, 2009

Mr. Marcel H.M. Smits
Chief Financial Officer
Sara Lee Corporation
3500 Lacey Road
Downers Grove, Illinois 60515

  Re: Sara Lee Corporation
     Form 10-K for the Fiscal Year Ended June 27, 2009
     Filed August 26, 2009
     File No. 001-03344

Dear Mr. Smits:

  We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 27, 2009

Exhibit 13

Note 1 – Nature of Operations and Basis of Presentation, page 52

Financial Statement Corrections

1. We note you concluded that the errors you discovered in your financial statements for the fiscal year ended June 28, 2008 were not material and that it was appropriate to correct the errors in your 2009 financial statements. With respect to this disclosure, please:

- fully describe to us the nature of each of the errors you identified;

- tell us what items or transactions you believe should have been recorded in your financial statements and specify the period(s) in which they should have been recorded;

- tell us what out-of-period adjustments were instead recorded in the financial statements and the period in which the adjustments were recorded; and

- provide us with your materiality analysis so we may better understand your conclusion.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer O'Brien at (202) 551-3721, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief